Exhibit 99.1

Kamada Enters into Partnership with Alvotech for Commercialization of Six
Biosimilar Products in Israel

REHOVOT, Israel – December 2, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), today announced that it has entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the Israeli Ministry of Health (IMOH). Kamada leverages its expertise and presence in the Israeli market to distribute, in Israel, more than 20 products that are manufactured by third parties.

Alvotech’s pipeline includes biosimilar product candidates aimed at treating autoimmunity, oncology and, inflammatory conditions.  Subject to approval by the IMOH, Kamada expects to launch the first of these products, PF708, in Israel during 2022.  PF708 is a biosimilar candidate to teriparatide, an FDA approved product marketed by Eli Lilly and Company under the brand name Forteo®/Forsteo® for the treatment of osteoporosis in patients with a high risk of fracture.  PF708 recently received U.S. Food and Drug Administration (FDA) approval and is known by the brand name, Bonsity™.  Following receipt of FDA marketing approval by Alvotech, the remaining five products included in the agreement are, subject to approval by the IMOH, expected to be launched in Israel during the years 2023-2025.  Alvotech will maintain development, manufacturing and supply responsibilities for all products.

A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an existing approved reference product. The biosimilar approval pathway was established as a way to provide additional treatment options, increase access to lifesaving medications and potentially reduce health care costs through competition.

The current Israeli market for the approved reference products to which Alvotech’s six biosimilar products are targeted is estimated to be in the range of $125 million to $150 million annually.  Based on the projected list price reduction due to increased competition as a result of the launch of these six biosimilar products, and anticipated market penetration potential, Kamada estimates the potential collective peak sales, achievable within several years of launch, generated by the distribution of all six biosimilar products to be in the range of $20 million to $30 million annually.

Kamada’s Distribution Products segment generated full-year 2018 revenues of $23.7 million and $22.6 million for the first nine months of 2019.

“Our partnership with Alvotech will leverage our existing commercial infrastructure in Israel and enable Kamada to benefit from the long-term growth potential of the emerging class of biosimilar drugs,” said Amir London, CEO of Kamada.  “Alvotech is a world-class, vertically-integrated developer and manufacturer of biosimilars and we are excited to partner with them to provide high-quality and more affordable biologic treatment options to patients in Israel. The commercialization of these biosimilar products in Israel, beginning in 2022, will further support the expected future revenue and profitability growth in our Distribution Products segment.”

“We are delighted to establish this important partnership with Kamada, who is an ideal commercial partner in Israel,” said Mark Levick, CEO of Alvotech.  “Together, we will provide patients with better access to high-quality and cost-effective biosimilar medicines.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

About Alvotech
Alvotech is a multinational biopharmaceutical company focused on the development and manufacture of high quality biosimilars for global markets. Alvotech specializes in biotechnology, seeking to be a global leader in the biosimilar space by delivering high quality, cost-competitive products and services to its partners and to patients worldwide. Alvotech’s fully integrated approach, with high-quality in-house competencies throughout the value chain, enables the accelerated development of biosimilar products.  Alvotech‘s initial pipeline contains several monoclonal-antibody and fusion-protein biosimilar candidates aimed at treating autoimmunity, oncology and inflammatory conditions to improve quality of life for patients around the world.  For more information, please visit Alvotech’s website, www.alvotech.com or follow Alvotech on LinkedIn, Twitter and Facebook.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding the expected approval by IMOH of PF708 and the subsequent Israeli launch in 2022, the obtaining by Alvotech of an FDA marketing authorization and the subsequent IMOH approval for the other five biosimilar products, the expected launch in Israel of the other five biosimilar products during 2023-2025, Kamada’s estimation regarding the current size of the Israeli market of the approved reference products, to which Alvotech’s six biosimilar products are targeted, is estimated at a range of $125 million to $150 million annually, Kamada’s estimated peak sales for these six products ranging between $20 million to $30 million annually, Kamada’s anticipation of achieving long-term growth through the emerging class of biosimilar drugs, statements regarding biosimilar drugs being more affordable to patients and expectations that Kamada’s Distribution segment will continue to grow in revenues and profitability in the coming years . Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, delays in the approval by the FDA and IMOH, additional competition in the markets in which Kamada operates, prevailing market conditions, corporate events associated with our partners, including Alvotech, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com